

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2016

Via E-mail
Yiyu Wang
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051, People's Republic of China

> **Re: Yingli Green Energy Holding Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed May 16, 2016**
> **File No. 001-33469**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cash Flows and Working Capital, page 107

1.   We note your disclosure on page 108 regarding financial covenants you breached. Please disclose the financial covenants you or your significant subsidiary have breached and the loan agreement to which the financial covenant relates. Also, disclose the material terms of the written waivers you obtained and the terms of any renegotiated financial covenants or any terms of prepayment. In this regard, disclose the amount of your debt obligations that are subject to cross-default provisions for which you have obtained written waivers and when, if at all, those written waivers expire.

2.   Please revise future filings to disclose the impact of debt covenants on your ability to undertake additional debt or equity financing.

Operating Activities, page 110

3.	In addition to simply listing the accounts that changed your operating cash flows, revise to explain the reasons underlying those changes, to the extent material. For example, revise to explain the reasons for the significant reduction in your accounts payable from 2014 to 2015. Did the change relate to the timing of your payments or, given your financial position, were your suppliers unwilling to extend credit to you?

Transactions with Yingli Group, page 126

4.	Please clarify whether the raw materials purchased from Yingli Group are related to your long-term polysilicon supply contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:	Daniel Fertig
	Simpson Thacher Bartlett LLP